UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 21)(1)

Majesco Entertainment Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

784495103

(CUSIP Number)

Jay A. Wolf
c/o Trinad Management, LLC
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,343,168
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,343,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,343,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.07%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,343,168
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,343,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,343,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.07%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,613,950
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,613,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,613,950
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.54%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,613,950
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,613,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,613,950
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.54%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Atlantis Equities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,456
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 225,456
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nancy J. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,656
	8	SHARED VOTING POWER 532,354 (1)
	9	SOLE DISPOSITIVE POWER 47,656
	10	SHARED DISPOSITIVE POWER 532,354 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,010 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.01%
14	TYPE OF REPORTING PERSON IN
(1) Includes (A) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, (B) 225,456 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin's spouse, (C) 225,456 shares of Common Stock that are owned directly by Atlantis, Equities, Inc., a New York corporation of which Mrs. Ellin is the sole stockholder; and (D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan"). Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned directly by Mr. Ellin and the Plan.

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,456
	8	SHARED VOTING POWER 4,618,550 (1)
	9	SOLE DISPOSITIVE POWER 225,456
	10	SHARED DISPOSITIVE POWER 4,618,550 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,618,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.06%
14	TYPE OF REPORTING PERSON IN
(1) Includes (A) 4,343,168 shares of Common Stock owned by the Trinad Capital Master Fund, Ltd.; (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis Equities, Inc., a New York corporation of which Nancy J. Ellin is the sole stockholder ("Atlantis"); and (D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan"). Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

CUSIP No. 784495103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,442
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 81,442
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,442
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784495103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,343,168
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,343,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,343,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.07%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784495103

Introductory Statement

This constitutes Amendment No. 21 ("Amendment") to the Statement on Schedule 13D, originally filed on November 27, 2000, as amended (collectively, the “Schedule 13D”).

Except as otherwise described in this Amendment, the information contained in the Schedule 13D, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in the Schedule 13D. Information given in response to each item in the Schedule 13D, shall be deemed incorporated by reference in all other items.

Item 3 is hereby supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of amendment number 19 to this Schedule 13D, the Master Fund used $333,239.88 (including commissions) of its working capital to purchase an aggregate of 294,053 shares of Common Stock.

Item 5 (a)-(c) is hereby updated as follows:

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Unless otherwise indicated, as of the date hereof,

The Master Fund is the beneficial owner of 4,343,168 shares of the Common Stock, representing approximately 15.07% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Master Fund and Trinad Capital LP) and Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed the beneficial owners of 4,343,168 shares of the Common Stock held by the Master Fund representing approximately 15.07% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 83.21% of the shares of the Master Fund as of June 30, 2008) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed the beneficial owner of 83.21% of the shares of the 4,343,168 shares of the Common Stock held by the Master Fund, representing 3,613,950 shares or 12.54% of the Common Stock of the Issuer.

Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by the Master Fund

Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by the Master Fund except to the extent of his pecuniary interest therein.

Robert S. Ellin may be deemed to beneficially own 4,618,550 shares of Common Stock, representing approximately 16.06% of the outstanding Common Stock, including: (A) 225,456 shares of Common Stock owned directly by him; (B) 4,343,168 shares of Common Stock owned by the Master Fund; (C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock owned directly by Atlantis Equities, Inc., a New York corporation of which Nancy J. Ellin is the sole stockholder; and (E) 81,442 shares of Common Stock owned by the Plan. Robert S. Ellin as trustee of the Plan has the power to vote and dispose of the Common Stock held by the Plan. Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by the Master Fund except to the extent of his pecuniary interests therein. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

CUSIP No. 784495103

Atlantis Equities, Inc., (“Atlantis”) may be deemed to beneficially own 225,546 shares of Common Stock (as directly owned by it), representing approximately 0.78% of the outstanding Common Stock of the Issuer.

Nancy J. Ellin may be deemed to beneficially own 580,010 shares of Common Stock, representing approximately 2.02% of the outstanding Common Stock, including: (A) 47,656 shares of Common Stock owned directly by her, (B) 225,456 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin's spouse, (C) 225,456 shares of Common Stock that are owned directly by Atlantis, Equities, Inc., a New York corporation of which Mrs. Ellin is the sole stockholder; and (D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan"). Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned directly by Mr. Ellin and the Plan.

Robert S. Ellin Profit Sharing Plan (the “Plan”), may be deemed to beneficially own 81,442 shares of Common Stock (as directly owned by it), representing approximately 0.28% of the outstanding Common Stock of the Issuer.

Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it, he, or she may be deemed to beneficially own, except that Atlantis, Nancy J. Ellin, Robert S. Ellin and the Plan, have sole voting and dispositive power with respect to 225,456, 47,656, 225,456, and 81,442 shares respectively.

The percentages herein were calculated based on the 28,816,088 shares of the Common Stock reported by the Issuer to be issued and outstanding as of June 13, 2008 in the Issuer’s latest Form 10-Q filed with the Securities and Exchange Commission on June 16, 2008.

(c)

Except for the Master Fund, none of the Reporting Persons have effected transactions in the securities of the Issuer in the last 60 days. Set forth below are the acquisitions made by the Master Fund in the last 60 days.

Date	Shares Acquired	Cost Per Share Including of Commissions
05/27/08	10,400	$1.2049
05/28/08	15,000	$1.2164
05/30/08	30,000	$1.3499
06/24/08	10,000	$1.0941
06/24/08	1,800	$1.0789
06/25/08	10,000	$1.1215
06/27/08	14,752	$1.0208
06/30/08	10,000	$1.1224
06/30/08	15,000	$1.0740
07/01/08	10,000	$1.1030
07/17/08	15,000	$0.9605
07/22/08	10,000	$0.9215
07/24/08	10,000	$0.9015

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

Exhibit A Joint Filing Agreement, dated as of July 28, 2008.

CUSIP No. 784495103
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: July 28, 2008	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: July 28, 2008

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC
a Delaware limited liability company
As its General Partner

By:  /s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Date: July 28, 2008
Atlantis Equities, Inc. a New York corporation By: /s/ Nancy J. Ellin Nancy J. Ellin, President Date: July 28, 2008
By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: July 28, 2008	By: /s/ Nancy J. Ellin Nancy J. Ellin, an individual Date: July 28, 2008
By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: July 28, 2008	Robert S. Ellin Profit Sharing Plan By: /s/ Robert S. Ellin Robert S. Ellin, Trustee Date: July 28, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: July 28, 2008	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: July 28, 2008

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC
a Delaware limited liability company
As its General Partner

By:  /s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Date: July 28, 2008
Atlantis Equities, Inc. a New York corporation By: /s/ Nancy J. Ellin Nancy J. Ellin, President Date: July 28, 2008
By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: July 28, 2008	By: /s/ Nancy J. Ellin Nancy J. Ellin, an individual Date: July 28, 2008
By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: July 28, 2008	Robert S. Ellin Profit Sharing Plan By: /s/ Robert S. Ellin Robert S. Ellin, Trustee Date: July 28, 2008